Execution Copy

SUPPORT AGREEMENT

between

LUNDIN MINING CORPORATION

- and -

0766284 B.C. Ltd.

- and -

RIO NARCEA GOLD MINES, LTD.

April 4, 2007

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION
1.1	Definitions	2
1.2	Construction and Interpretation	8
1.3	Currency	9
1.4	Headings and References	9
1.5	Number and Gender	9
1.6	Schedules	10
ARTICLE 2
THE OFFER
2.1	The Offer	10
2.2	Fairness Opinion and the Company Support for the Offer	13
2.3	Offer Documents	14
2.4	Outstanding Stock Options	14
2.5	Officers and Employees	16
2.6	Directors of the Company	16
2.7	Subsequent Acquisition Transaction	16
2.8	Transaction Structuring and Alternative Transaction	17
2.9	Obligations of Offeror	17
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF LUNDIN AND OFFEROR

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

ARTICLE 5
CONDUCT OF BUSINESS
5.1	Conduct of Business by the Company	18
ARTICLE 6
OTHER COVENANTS
6.1	Further Assurances	21
6.2	No Solicitations, Opportunity to Match, Etc	22
6.3	Notification of Certain Matters	25
6.4	Investigation by Lundin	25
6.5	Officers’ and Directors’ Indemnification and Insurance	26
6.6	Shareholder Claims	26
6.7	Required Securities Laws Approvals	26
6.8	Funds Available	26

ii

6.9	Filings	27
6.10	Litigation, etc	27
ARTICLE 7
TERM, TERMINATION, AMENDMENT AND WAIVER
7.1	Term	27
7.2	Termination	27
7.3	Termination Payment	29
7.4	Effect of Termination	30
7.5	Amendment	31
7.6	Waiver	31
ARTICLE 8
GENERAL PROVISIONS
8.1	Advisors	31
8.2	Public Statements	31
8.3	Confidentiality	31
8.4	Notices	32
8.5	Severability	33
8.6	Contra Proferentum	33
8.7	No Third Party Beneficiaries	33
8.8	Entire Agreement, Assignment and Governing Law	33
8.9	Counterparts	34

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 4th day of April, 2007.

BETWEEN:

LUNDIN MINING CORPORATION,

a corporation existing under the laws of Canada,

(hereinafter called "Lundin")

- and -

0766284 B.C. LTD.,

a corporation existing under the laws of British Columbia,

(hereinafter called "Offeror")

- and -

RIO NARCEA GOLD MINES, LTD.,

a corporation existing under the laws of Canada,

(hereinafter called the "Company")

WHEREAS Lundin has had discussions with the Company concerning its intention to make an offer to purchase:

1.

all of the outstanding common shares of the Company (the "Common Shares") to all of the holders of Common Shares (the "Shareholders"), for a cash price of $5.00 per Common Share; and

2.

all of the outstanding share purchase warrants (the "Warrants") of the Company for a cash price of $1.04 per Warrant.

AND WHEREAS Offeror is prepared to make the Offer (as hereinafter defined);

AND WHEREAS contemporaneously herewith, Lundin and Offeror have entered into a lock-up agreement (a "Lock-Up Agreement") with the Locked-Up Shareholders (as hereinafter defined) pursuant to which, among other things, Offeror has agreed to make, directly or indirectly, an offer to purchase all of the issued and outstanding Common Shares and such Locked-Up Shareholders have agreed to tender to Offeror all of the Common Shares held or hereafter acquired by them, all on the terms and subject to the conditions set forth in the Lock-Up Agreement;

AND WHEREAS the Company’s board of directors (the "Board of Directors") has unanimously determined, after receiving financial and legal advice, that it would be advisable and in the best interests of the Company and the Shareholders (as hereinafter defined) (other than Lundin and Offeror) for the Board of Directors to co-operate with Lundin and Offeror, take all reasonable action to support the Offer and to recommend acceptance of the Offer to Shareholders in writing, all on the terms and subject to the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement (including the Schedules hereto), the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings:

(a)

"Acquisition Proposal" means any inquiries, proposals or offers regarding (A) any merger, take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of the Company or any Company Subsidiary; (B) any sale or acquisition of all or a material portion of the assets of, or any equity interest in, the Company or any Company Subsidiary; (C) any sale or acquisition of all or a material portion of the Common Shares or the securities of any Company Subsidiary; (D) any sale of an interest in any mineral property; (E) any similar business combination or transaction of or involving the Company or any of the Company Subsidiaries, including any joint venture, earn-in, farm-in or similar structure or arrangement, other than with Lundin, Offeror or another Lundin Subsidiary; or (F) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Lundin, Offeror or another Lundin Subsidiary;

(b)

"Alternative Transaction" has the meaning set out in Section 2.8(b);

(c)

"AMEX" means the American Stock Exchange;

(d)

"Applicable Securities Laws" has the meaning set out in Section 2.1(b);

(e)

"Authorization" means, with respect to any person, any authorization, order, permit, approval, grant, licence, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Entity having jurisdiction over such person, whether or not having the force of Law;

(f)

"Board of Directors" has the meaning set out in the recitals;

(g)

"business day" means any day (other than a Saturday or Sunday) on which commercial banks located in Toronto, Canada are open for the conduct of business;

(h)

"Canadian GAAP" means generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

(i)

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

(j)

"Change in Control Time" has the meaning set out in Section 2.6;

(k)

"Circular" has the meaning set out in Section 2.1(b);

(l)

"Common Share" has the meaning set out in the recitals;

(m)

"Company" means Rio Narcea Gold Mines, Ltd., a corporation existing under the laws of Canada;

(n)

"Company Public Documents" has the meaning set out in Section 4 of Schedule C;

(o)

"Company Subsidiaries" means Subsidiaries of the Company;

(p)

"Competing Proposal" means (i) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, or similar transaction in respect of the Company; any purchase or other acquisition by a person (other than Lundin or the Offeror) of such number of the Company’s Common Shares or any rights or interest therein or thereto which together with such person’s other direct or indirect holdings of Common Shares and the holdings of any other person or persons with whom the first person may be acting jointly or in concert constitutes at least 50.01% of the Company’s outstanding Common Shares; (iii) any similar business combination or transaction, of or involving the Company; or (iv) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Lundin or the Offeror;

(q)

"Compulsory Acquisition" has the meaning set out in Section 2.7(a);

(r)

"Contemplated Transactions" means the Offer, the take-up of Common Shares by Offeror, the take-up of Warrants by Offeror, the Lock-up Agreement, any Compulsory Acquisition, any Subsequent Acquisition Transaction, any subsequent amalgamation of Offeror and the Company, and any Alternative Transaction;

(s)

"Convertible Securities" has the meaning set out in Section 2.1(a);

(t)

"Directors’ Circular" has the meaning set out in Section 2.1(h)(vi);

(u)

"Disclosure Letter" means the letter dated the date of this Agreement from the Company to Lundin and Offeror delivered concurrently with this Agreement;

(v)

"Effective Time" has the meaning set out in Section 5.1;

(w)

"Employee Options" means outstanding options to acquire Common Shares issued pursuant to the Stock Option Plan;

(x)

"Encumbrance" includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(y)

"Expiry Time" has the meaning set out in Section 2.1(e);

(z)

"fully-diluted basis" means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares were exercised, other than those which are not, and cannot in accordance with their terms, become exercisable within 120 days following the Expiry Time, but including, for the purposes of this calculation, all Common Shares issuable upon the exercise of Options, whether vested or unvested;

(aa)

"Governmental Entity" means:

(i)

any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(ii)

any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and

(iii)

any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

(bb)

"Latest Mailing Time" has the meaning set out in Section 2.1(b);

(cc)

"Laws" means any applicable laws including supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;

(dd)

"Lock-Up Agreement" has the meaning set out in the recitals to this Agreement;

(ee)

"Locked-Up Shareholders" means directors and officers who have executed Lock-Up Agreements, who together hold not less than 5% of the issued and outstanding Common Shares on a fully-diluted basis;

(ff)

"Lundin" means Lundin Mining Corporation;

(gg)

"Lundin Assignee" has the meaning set out in Section 7.3(b);

(hh)

"Lundin Percentage" has the meaning set out in Section 2.6;

(ii)

"Lundin Subsidiaries" means Subsidiaries of Lundin;

(jj)

"Material Adverse Effect" means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties and assets including, without limitation, claims, rights or privileges (whether contractual or otherwise), capitalization, financial condition, operations, results of operations, prospects of that person and its Subsidiaries taken as a whole, other than any effect:

(i)

relating to the global economy, political conditions or securities markets in general;

(ii)

affecting the mining industry in general;

(iii)

relating to a change in the market trading price of shares of that person, either:

(A)

related to this Agreement and the Offer or the announcement thereof, or

(B)

related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iv) or (v) hereof;

(iv)

relating to any of the principal markets served by that person’s business generally or shortages or price changes with respect to raw materials, metals or other products (including but not limited to nickel and precious metals) used or sold by that person; or

(v)

relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that person any of its Subsidiaries) or in applicable generally accepted accounting principles.

(kk)

 "Material Mineral Claims" means the material mineral claims listed in the Disclosure Letter, the breach, non-performance, cancellation, failure to review, termination, revocation or lapse of which could reasonably be expected to have a Material Adverse Effect in respect of the Company;

(ll)

"Material Permits" means the Authorizations listed in the Disclosure Letter, the breach, non-performance, cancellation or non-availability of which or failure of which to renew or maintain could reasonably be expected to have a Material Adverse Effect in respect of the Company;

(mm)

"Minimum Tender Condition" has the meaning set out in item 1(a) of Schedule A;

(nn)

"Mining Rights" means all mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property, mineral or proprietary interests or rights or contractual or other legal rights and claims necessary to carry on the business now being conducted by the Company;

(oo)

"Offer" has the meaning set out in Section 2.1(a);

(pp)

"Offer Documents" means, collectively, the Offer, the Circular, the letter of transmittal and the notice of guaranteed delivery, as amended from time to time;

(qq)

"Offer Price" has the meaning set out in Section 2.1(a);

(rr)

"Offeror" means 0766284 B.C. Ltd., a corporation incorporated under the laws of British Columbia;

(ss)

"Options" means the Employee Options and all other outstanding options set forth in the Disclosure Letter to acquire Common Shares;

(tt)

"Outside Date" has the meaning set out in Section 7.2(e);

(uu)

"party" means a party to this Agreement, unless the context otherwise requires;

(vv)

"Pension Plan" means (i) a "pension plan" or "plan" which is subject to the Income Tax Act (Canada), the Pensions Benefit Act (Ontario) or any applicable pension benefits standards legislation in any other jurisdiction of Canada which is applicable to the employees of the Company or any Company Subsidiary resident in Canada, and (ii) any foreign pension benefits plan, defined benefit plan or similar arrangement applicable to any employee of the Company or any Company Subsidiary;

(ww)

"person" includes an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated organization, trust, trustee, executor, administrator, other legal representative, government (including any Government Entity) and any other entity whether or not having legal status;

(xx)

 "Securities Authorities" means the TSX, AMEX and appropriate securities commissions and similar regulatory authorities in the United States, Canada and the respective states and provinces thereof;

(yy)

"Shareholders" means the holders of Common Shares;

(zz)

 "Stock Option Plan" means the Company stock option plans dated April 18, 2005, November 5, 1996 and April 13, 1994 and any other plan, agreement or arrangement which provides for the issuance of options to acquire Common Shares;

(aaa)

"Subsequent Acquisition Transaction" has the meaning set out in Section 2.7(b);

(bbb)

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

(ccc)

"Superior Proposal" means an unsolicited bona fide written Acquisition Proposal subsequent to the date hereof:

1.

to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, issuer bid, amalgamation, plan of arrangement, or any  business combination or similar transaction, all of the Common Shares and offering or making available to all Shareholders the same consideration in form and amount per Common Share to be purchased or otherwise acquired;

2.

that complies with all Applicable Securities Laws;

3.

that is not subject to a financing contingency and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Common Shares on a fully-diluted basis;

4.

that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel, or properties of the Company beyond noon (Toronto time) on the tenth (10th) day after which access is first given to the person making the Acquisition Proposal; and

5.

that the Board of Directors has determined in good faith (after receipt of advice from its financial advisors and with its outside legal counsel) (x) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (y) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Offeror pursuant to Section 6.2(h));

(ddd)

 "Taxes" means, with respect to any person, all supranational, federal, state, local, provincial, branch or other taxes, including income, gross receipts, windfall profits, value added, severance, ad valorem, real and personal property, capital, net worth, production, sales, use, licence, excise, franchise, employment, environmental taxes, use taxes, transfer taxes, withholding or similar taxes, payroll taxes, pension plan premiums, severance taxes, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, mining taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties;

(eee)

"Termination Payment" has the meaning set out in Section 7.3(a);

(fff)

"Termination Payment Event" has the meaning set out in Section 7.3(a);

(ggg)

"TSX" means the Toronto Stock Exchange; and

(hhh)

"Warrant" means a share purchase warrant entitling the holder thereof to acquire one additional Common Share at a price of $5.00 per share expiring September 11, 2008.

1.2

Construction and Interpretation

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)

references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)

references to a "Section" or a "Schedule" are references to a Section or Schedule of this Agreement;

(c)

words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)

references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislative provision substituted therefore and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(e)

references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time;

(f)

wherever the term "includes" or "including" is used, it shall be deemed to mean "includes, without limitation" or "including, without limitation", respectively;

(g)

further capitalized terms used in this Agreement and not defined in Section 1.1 above shall have the meanings given in the body of the Agreement; and

(h)

references to the knowledge of a party means the actual knowledge of the senior officers of such party.

1.3

Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.

1.4

Headings and References

The division of this Agreement into Articles and Sections, the insertion of headings, and the provision of any table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  Unless the context requires otherwise, references in this Agreement to Articles, Sections or Schedules are to Articles, Sections or Schedules of this Agreement.

1.5

Number and Gender

Unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.6

Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
A	Conditions of the Offer
B	Representations and Warranties of Lundin and Offeror
C	Representations and Warranties of the Company

ARTICLE 2
THE OFFER

2.1

The Offer

(a)

Offeror agrees (and shall forthwith publicly announce its intention) to make an offer and, subject to the terms and conditions set forth below, make a formal take-over bid in accordance with Applicable Securities Laws (the "Offer") to purchase:

(i)

all outstanding Common Shares, including Common Shares issuable (and that, prior to the Expiry Time (as defined below) are actually issued) upon the exercise of Options, upon the exercise of Warrants and on the conversion, exchange or exercise of other securities of the Company that are convertible into or exchangeable or exercisable for Common Shares (together with the Options and Warrants, collectively, the "Convertible Securities") at a price per Common Share of $5.00 in cash (the "Share Offer Price"); and

(ii)

all of the outstanding Warrants at a price per Warrant of $1.04 in cash (the "Warrant Offer Price").

The term "Offer" shall include any amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including removing or waiving any condition or extending the date by which Common Shares may be deposited.  Neither Lundin nor Offeror shall be required to make the Offer in any jurisdiction where it would be illegal to do so.

(b)

Offeror shall mail the Offer and accompanying take-over bid circular (collectively, the "Circular") in accordance with the Securities Act (Ontario) and the regulations thereunder and all other applicable securities legislation of the other Provinces and Territories of Canada and in accordance with applicable securities legislation in the United States (collectively, "Applicable Securities Laws") to each registered holder of Common Shares and to each registered holder of Warrants as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Toronto time) on that date which is fourteen (14) Business Days after the date of this Agreement (such time on such date being referred to herein as the "Latest Mailing Time"); provided, however, that if the mailing of the Circular is delayed by reason of the Company not having provided to Offeror the Directors’ Circular in accordance with Section 2.1(h)(vi) as well as any information pertaining to the Company that is necessary for the completion of the Circular by Offeror, or not having provided Offeror with such other assistance in the preparation of the Circular as may be reasonably requested by Offeror in order that the Circular comply in all material respects with Applicable Securities Laws, or not having provided the lists referred to in Section 2.1(h)(vii), then the Latest Mailing Time shall be extended to 11:59 p.m. (Toronto time) on the fifth business day following the date on which the Company supplies such necessary documents, information, lists or other assistance.

(c)

Prior to the printing of the Circular, Offeror shall provide the Company and its counsel and financial advisors with a reasonable opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Offeror, acting reasonably.

(d)

Provided all of the conditions to the Offer set out in Schedule A hereto shall have been satisfied or waived, Offeror shall take up and pay for all of the Common Shares and Warrants tendered under the Offer as soon as reasonably practicable and, in any event, not later than three business days following the time at which Offeror becomes entitled to take-up such Common Shares and Warrants under the Offer pursuant to Applicable Securities Law.

(e)

The Offer shall be made in accordance with Applicable Securities Laws and shall expire not earlier than 6:00 p.m. (Toronto time) on the 36th day after the Circular is mailed to all registered holders of Common Shares and Warrants, subject to the right of Lundin or Offeror to extend from time to time the period during which Common Shares may be deposited under the Offer to a date or dates no longer than 90 days after the date of the Offer (such time on such date, as the same may be extended, is referred to herein as the "Expiry Time").  The Offer shall be subject to the conditions set forth in Schedule A to this Agreement.  Lundin shall, and shall cause Offeror to, use commercially reasonable efforts to consummate the Offer, subject to the terms and conditions hereof and thereof.

(f)

The Offeror and the Company will make all required filings in Canada and the United States under Applicable Securities Laws with respect to the Offer (together with all amendments, supplements and exhibits as may be required thereunder) and any solicitation/recommendation statement and all such subsequent filings as may be required under the Applicable Securities Laws.  Each of the Offeror and the Company agrees promptly to correct any information provided by it if and to the extent that such information shall have become false or misleading in any material respect and take such steps as are required to make amended filings to the extent required under the Applicable Securities Laws.

(g)

It is understood and agreed that Offeror may, in its sole discretion, modify or revise the structure or sequence or waive any term or condition of the Offer; provided that Offeror shall not, without the prior written consent of the Company, (i) increase the Minimum Tender Condition, (ii) impose additional conditions to the Offer, (iii) decrease the consideration per Common Share or Warrant, (iv) decrease the number of Common Shares in respect of which the Offer is made, (v) change the consideration payable under the Offer (other than to increase the total consideration per Common Share or per Warrant and/or add additional consideration or consideration alternatives in addition to the cash consideration) or (vi) otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders or holders of Warrants.

(h)

The obligation of Offeror to make the Offer is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of Offeror and any or all of which may be waived by Offeror in whole or in part in its sole discretion (other than the condition set out in Section 2.1(h)(iv) below, which must be waived if Offeror has failed to use its commercially reasonable efforts to obtain such assurances, and the condition set out in Section 2.1(h)(xi) below, which may be waived only with the consent of the Company) without prejudice to any other right it may have under this Agreement and which conditions shall be deemed to have been waived by the making of the Offer:

(i)

the obligations of Offeror hereunder shall not have been terminated pursuant to Section 7.1;

(ii)

the Lock-Up Agreement shall have been duly executed and delivered by each of the Locked-Up Shareholders on the date of this Agreement and shall not have been terminated by any of the Locked-Up Shareholders;

(iii)

no change, effect, event, circumstance, occurrence or state of facts (other than a change, effect, event, circumstance, occurrence or state of facts caused by Lundin, Offeror, another Lundin Subsidiary or any person acting jointly or in concert with Offeror) shall have occurred that would render it impossible for one or more of the conditions set out on Schedule A hereto to be satisfied;

(iv)

assurances satisfactory to Offeror, acting reasonably, shall have been received by Offeror that all waivers, rulings or orders necessary for Offeror to make the Offer and to mail to the Shareholders the Circular have been or will be obtained from all applicable Securities Authorities or other regulatory authorities;

(v)

the Board of Directors shall have unanimously recommended that Shareholders accept the Offer in accordance with Section 2.2(a)(ii) and shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner that has substantially the same effect;

(vi)

the Board of Directors shall have prepared and approved in final form, printed for distribution to Shareholders and holders of Warrants and delivered to the depositary of the Offer, at its offices in Toronto, Ontario on or before Latest Mailing Time for mailing with the Circular a sufficient quantity of commercial copies of a directors’ circular (the "Directors’ Circular") in both the English and French languages unanimously recommending that Shareholders and the holders of Warrants accept the Offer;

(vii)

on or before 10:00 a.m. (Toronto time) on April 13, 2007 the Company shall have provided to Offeror a list of all of the Shareholders, holders of Options, holders of Warrants and holders of any other Convertible Securities, in each case in electronic form and as of April 1, 2007,  including address and securityholding information for each person, and the Company shall from time to time thereafter promptly provide supplements of such lists to reflect any changes to the Shareholders, holders of Options, holders of Warrants and holders of other Convertible Securities, as applicable;

(viii)

no Material Adverse Effect in respect of the Company shall have occurred: (a) since the date hereof; or (b) prior to the date hereof that has not previously been publicly disclosed by the Company;

(ix)

the Company shall have complied in all respects with its covenants in Section 6.2 and in all material respects (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation) with its other covenants in this Agreement;

(x)

all representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects at the time of the making of the Offer; and

(xi)

no cease trade order, injunction or other prohibition at Law shall exist against Offeror making the Offer or taking up or paying for Common Shares or Warrants deposited under the Offer.

(i)

Prior to printing the Directors’ Circular, the Company shall provide Lundin with a reasonable opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.  The Directors’ Circular shall include a copy of the written fairness opinion of referred to in Section 2.2 below.

2.2

Fairness Opinion and the Company Support for the Offer

(a)

The Company represents and warrants to and in favour of Lundin and Offeror, and acknowledges that Lundin and Offeror are relying upon such representations and warranties in entering into this Agreement, that as of the date hereof:

(i)

the Company’s financial advisor has delivered a written opinion to the Board of Directors to the effect that the consideration to be received under the Offer is fair from a financial point of view to all Shareholders (other than Lundin and Offeror);

(ii)

the Board of Directors, upon consultation with its financial and legal advisors has unanimously determined that the Offer is fair to all Shareholders (other than Lundin and Offeror), that the Offer is in the best interests of the Company and the Shareholders and, accordingly, has unanimously approved the entering into of this Agreement and the making of a recommendation that Shareholders and holders of Warrants (other than Lundin and Offeror) accept the Offer; and

(iii)

each member of the Board of Directors has agreed to support the Offer and has agreed that the press release to be issued by Offeror announcing the Offer may so state and that references to such support may be made in the Circular and other documents relating to the Offer.

(b)

The Company shall prepare and make available for distribution contemporaneously and together with the mailing of the Circular, in both the English and French languages as circumstances may require, sufficient commercial copies of the Directors’ Circular, prepared in all material respects in accordance with all Applicable Securities Laws and delivered in accordance with Section 2.1(h)(vi), which shall reflect the determinations and recommendation and agreement by the Board of Directors referred to in Section 2.2(a).  The Company shall take all reasonable actions to support the Offer and ensure the success of the Offer in accordance with this Agreement and the Company shall provide Offeror with any information pertaining to the Company and the Company Subsidiaries that is necessary or desirable for the completion of the Circular by Offeror, and shall provide Offeror with such other assistance in the preparation of the Circular as may be reasonably requested by Offeror.

(c)

The Company shall provide to Offeror all information regarding the Company that is required for the preparation of the Circular.  The Company represents, warrants and covenants that such information will be true, complete and correct in all material respects as at the date of the Circular and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.3

Offer Documents

The Offeror shall provide the Company with a draft copy of the Offer Documents prior to the mailing thereof, on a confidential basis, and shall provide the Company and its counsel with a reasonable opportunity to review and provide comments thereon.  The Company will use its best efforts to assist, and to co-operate with, the Offeror in preparing and sending the Offer Documents to the Shareholders and holders of the Warrants, including by providing the Offeror with such information regarding the Company and its Subsidiaries as the Offeror may require to complete the Offer Documents.  The Offeror shall file the Offer Documents on a timely basis with the Securities Authorities.  The Offer Documents, when filed with the Securities Authorities and mailed to the Shareholders and holders of Warrants, shall contain all information which is required to be included therein in accordance with any Applicable Securities Laws, and shall in all material respects comply with the requirements of Applicable Securities Laws.  The terms of the Offer shall be in accordance with the provisions of this Agreement.

2.4

Outstanding Stock Options

(a)

Offeror acknowledges and agrees that:

(i)

the Board of Directors shall resolve to permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise such Options concurrent with the first scheduled expiry time of the Offer in respect of which Offeror takes up Common Shares, including by causing the vesting thereof to be accelerated;

(ii)

it shall agree with the Company to tendering arrangements in respect of the Offer in order to facilitate the conditional exercise of the Options and tender to the Offer, concurrent with the first scheduled expiry time of the Offer in respect of which Offeror takes up Common Shares, of the Common Shares to be issued as a result of such conditional exercise (including providing for the ability of holders of Options to tender the Common Shares issuable upon such conditional exercise of their Options on the basis of guaranteed deliveries); and

(iii)

(A) holders of Options will be permitted to tender Common Shares issuable upon the exercise thereof and for such purpose to exercise their Options, conditional upon Offeror taking up and paying for the Common Shares under the Offer, which Options shall be deemed to have been exercised concurrent with the first scheduled expiry time of the Offer in respect of which Offeror takes up Common Shares and (B) all Common Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Offer, provided that the holders of such Options indicate that the Common Shares are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with its terms with respect to such Shares.

(b)

The Company and the Offeror agree that to the extent holders of the Options do not exercise their Options and tender the Common Shares they receive upon such exercise, the Company may, subject to receipt of all necessary approvals of Governmental Entities, offer to all remaining holders of the Options that, in lieu of exercising their Options, the Company will pay, in respect of each Common Share subject to an Option, the amount, if any, by which the purchase price for the Common Shares under the Offer exceeds the exercise price of such Option on the date that the Offeror first takes up Common Shares under the Offer, in exchange for the termination of their Options.  Further, the Company shall use its reasonable efforts to ensure, and shall implement such mechanics and take all such other steps, including amending the terms of the Stock Option Plan, as may be necessary and desirable in accordance with Law to give effect to, the exercise or other termination of all outstanding Options at or prior to the first scheduled expiry time, on terms acceptable to the Offeror, including without limitation:

(i)

causing the vesting of option entitlements under the Stock Option Plan to accelerate prior to the first scheduled expiry time, such that all outstanding Options shall be exercisable and fully vested prior to the first scheduled expiry time for the purpose of tendering under the Offer the Shares issued in connection with such Option exercise, conditional upon the Offeror agreeing to take up such Common Shares;

(ii)

applying for all consents and authorizations required in connection with the foregoing, including any exemptions or consents required from any Securities Authority in connection with any amendments to the Stock Option Plan required in connection with the foregoing; and

(iii)

procuring from each holder of the Options an option termination agreement in form and substance satisfactory to the Offeror and the Company, acting reasonably.

(c)

The Company shall use its best efforts to cause all holders of Options to conditionally exercise such Options as described in this Section 2.4 and to deliver, not later than five business days prior to the first scheduled expiry time of the Offer, (and not withdraw) to the appropriate person(s) all such documents as may be necessary or desirable tender the Common Shares to be issued as a result of such conditional exercise of Options to the Offer.

2.5

Officers and Employees

Offeror will cause the Company and the Company Subsidiaries to comply with all of their respective obligations to the employees and officers of the Company and the Company Subsidiaries pursuant to applicable Law.

2.6

Directors of the Company

The Company acknowledges that promptly following the time (the "Change in Control Time") at which Offeror takes up for purchase such number of Common Shares as represents at least a majority of the then outstanding Common Shares on a fully-diluted basis and from time to time thereafter, Offeror shall be entitled to designate such number of members of the Board of Directors, and any committees thereof, as is proportionate to the percentage of the outstanding Common Shares beneficially owned from time to time by Lundin (the "Lundin Percentage") and the Company shall not frustrate Offeror’s attempts to do so and covenants to fully co-operate with Lundin, subject to all applicable Laws, to enable Lundin’s designees to be elected or appointed to the Board of Directors, and any committee thereof, and to constitute the Lundin Percentage of the Board of Directors, including, at the request of Lundin, by its best efforts to increase the size of the Board of Directors and to secure the resignations of such directors as Lundin may request.  For certainty, upon the Offeror purchasing that number of Common Shares that represents greater than 50% of the then outstanding Common Shares, on a fully diluted basis, it shall be entitled to designate more than 50% of the members of the Board of Directors.

2.7

Subsequent Acquisition Transaction

(a)

If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares as at the Expiry Time, excluding Common Shares held by or on behalf of Lundin, or an "affiliate" or an "associate" (as those terms are defined in the CBCA) of Lundin, Offeror may, to the extent possible, acquire (a "Compulsory Acquisition") the remainder of the Common Shares from those Shareholders who have not accepted the Offer pursuant to Section 206 of the CBCA.  If that statutory right of acquisition is not available or Offeror chooses not to avail itself of such statutory right of acquisition, Offeror shall use its commercially reasonable efforts to pursue other means of acquiring the remaining Common Shares not tendered to the Offer.

(b)

The Company agrees that, in the event Offeror takes up and pays for Common Shares under the Offer representing at least a simple majority of the outstanding Common Shares (calculated on a fully-diluted basis as at the Expiry Time), it will assist Lundin and Offeror in connection with any proposed amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving the Company and Lundin, Offeror or another Lundin Subsidiary that Lundin may, in its sole discretion, undertake to pursue (a "Subsequent Acquisition Transaction") to acquire the remaining Common Shares, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction is at least equal in value to and in the same form of consideration per Common Share offered under the Offer.

2.8

Transaction Structuring and Alternative Transaction

(a)

Lundin and the Company agree to co-operate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Offer and the other transactions contemplated hereby as promptly as practicable.

(b)

In addition, in the event that Lundin concludes that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby Lundin, Offeror or another Lundin Subsidiary would effectively acquire all of the Common Shares within approximately the same time periods and on economic terms and other terms and conditions (including, without limitation, tax treatment) and having consequences to the Company and its Shareholders that are equivalent to or better than those contemplated by this Agreement (an "Alternative Transaction"), upon the written advice of the Company’s financial advisor and counsel to the Board of Directors that the form of any transaction is an Alternative Transaction as defined herein, the Company agrees to support the completion of such Alternative Transaction in the same manner as the Offer and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction.

2.9

Obligations of Offeror

Lundin shall cause Offeror to comply with all of Offeror’s obligations under or relating to the Contemplated Transactions.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF LUNDIN AND OFFEROR

Lundin and Offeror hereby make to the Company the representations and warranties set out in Schedule B to this Agreement, and acknowledge that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby makes to Lundin and Offeror the representations and warranties set out in Schedule C to this Agreement, and acknowledges that Lundin and Offeror are relying upon these representations and warranties in connection with the entering into of this Agreement and making the Offer.

ARTICLE 5
CONDUCT OF BUSINESS

5.1

Conduct of Business by the Company

The Company covenants and agrees that, prior to the earlier of the time of the appointment or election to the Board of Directors of persons designated by Lundin who represent a majority of the directors of the Company (the "Effective Time") and the termination of this Agreement, except as set out in the Disclosure Letter or unless Lundin and Offeror shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, the Company will, and will cause each of the Company Subsidiaries:

(a)

to conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact its and their respective real property interests, and Mining Rights and keep them in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them;

(b)

not to split, consolidate or reclassify any of its outstanding shares nor undertake any other capital reorganization, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of its outstanding shares, nor reduce capital in respect of its outstanding shares;

(c)

not to amend its articles or by-laws or the terms of any of its outstanding securities, including any outstanding indebtedness and credit facilities;

(d)

not to issue or agree to issue any securities (other than the issuance of Common Shares (i) upon the exercise of currently outstanding Options or Warrants in accordance with their terms or (ii) in accordance with Section 2.3), or (iii) redeem, offer to purchase or purchase any outstanding securities;

(e)

without limiting the generality of Section 5.1(d), not authorize, approve, agree to issue, issue or award (i) any Options under the Stock Option Plan, (ii) any other Convertible Securities, (iii) any Common Shares under the Share Bonus Plan, or (iv) other than in accordance with Section 2.3, any Common Shares under the Share Purchase Plan;

(f)

without limiting the generality of Section 5.1(d), not to authorize, approve or adopt a shareholder rights plan or enter into any agreement providing therefor;

(g)

except for changes in compensation for employees, other than officers and directors, in the ordinary course of business consistent with past practice, agreements or policies and after prior consultation with Offeror, not to enter into, create, declare, adopt, amend, vary, modify or take any other action with respect to any bonus, target bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, award or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits;

(h)

not to acquire or commit to acquire any capital assets or group of related capital assets (through one or more related or unrelated acquisitions) having a value in excess of $200,000 in the aggregate save and except for capital expenditures in prior approved budgets for Aguablanca and Tasiast;

(i)

not to incur, or commit to, capital expenditures in excess of $200,000 in the aggregate save and except for capital expenditures in prior approved budgets for Aguablanca and Tasiast;

(j)

not to sell, lease, option, encumber or otherwise dispose of, or commit to sell, lease option, encumber or otherwise dispose of, any assets or group of related assets (through one or more related or unrelated transactions) having a value in excess of $200,000 in the aggregate save and except the proposed disposal of El Valle & Carles, the sale of diesel generators from Tasiast and disposition of the Penedono Gold Concession;

(k)

except in the ordinary course of business or pursuant to existing credit facilities and consistent with past practice, not to incur or commit to incur any indebtedness for borrowed money or any other material liability, or guarantee, endorse or otherwise become responsible for any other material liability, obligation or indemnity or the obligations of any other person or other business organization;

(l)

not to make any changes to existing accounting policies other than as required by applicable Law or by Canadian generally accepted accounting principles;

(m)

not to pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Company’s financial statements or incurred in the ordinary course of business consistent with past practice;

(n)

not to engage in any transaction with any related parties other than with wholly-owned Subsidiaries in the ordinary course of business consistent with past practice;

(o)

not to commence or settle or assign any rights relating to or any interest in any material litigation, proceeding, claim, action, assessment or investigation involving the Company or a Company Subsidiary or material asset of either;

(p)

maintain and preserve all of its Material Mining Rights;

(q)

not to waive, release or amend in any material respect, other than in the ordinary course of business consistent with past practice, (i) any existing contractual rights in respect of any mineral properties of the Company, (ii) any licence, lease, contract or other document or (iii) any other legal rights or claims;

(r)

not to enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives or other similar financial instruments;

(s)

use commercially reasonable efforts to cause its current insurance (or re-insurance) policies or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(t)

not to acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any person or other business organization or division or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned subsidiaries of the Company), property transfer or purchase of any property or assets of any other person, except for purchases of inventory or equipment in the ordinary course of business consistent with past practice, and except for capital expenditures permitted by Section 5.1(i);

(u)

not to adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any Company Subsidiary;

(v)

duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable corporate Laws or Applicable Securities Laws;

(w)

(i) duly and timely file all Tax returns required to be filed by it on or after the date hereof and all such Tax returns will be true, complete and correct; (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws; (iii) not to make or rescind any material express or deemed election relating to Taxes; (iv) not to make a request for a tax ruling or enter into a closing agreement with any taxing authorities; (v) not to settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and (vi) not to change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year ending December 31, 2006, except as may required by applicable Laws;

(x)

notify Offeror immediately orally and then promptly in writing of (i) any material change (within the meaning of the Securities Act (Ontario)) in relation to the Company and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (ii) the occurrence of any event or state of facts which occurrence would or would be likely to (x) cause any of the representations or warranties of the Company contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Effective Time;

(y)

except as permitted under this Agreement, not to enter into any transaction or perform any act which is materially inconsistent with the successful completion of the acquisition of Common Shares by Offeror pursuant to the Offer or the successful completion of any Contemplated Transaction or which would render, or which may reasonably be expected to render, untrue or inaccurate in any material respect any of the Company’s representations and warranties set forth in this Agreement; and

(z)

except as permitted under this Agreement, not to announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.

ARTICLE 6
OTHER COVENANTS

6.1

Further Assurances

Subject to the terms and conditions of this Agreement, and to fiduciary obligations under applicable Law, each party hereto agrees to cooperate in good faith and use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to consummate and make effective as promptly as is practicable the Contemplated Transactions, (b) for the discharge by each party hereto of its respective obligations under this Agreement and the Contemplated Transactions, including its obligations under Applicable Securities Laws, and (c) to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by Governmental Entities, in connection with Contemplated Transactions, including in each case the execution and delivery of such documents as the other party hereto may reasonably require.  Each party hereto, where appropriate, will reasonably cooperate with the other in taking such actions.  For the purposes hereof "commercially reasonable efforts" shall not include any obligation to agree to a materially adverse modification of, prepayment of an  obligation under, or assumption of a material obligation, under any existing agreements, contracts or obligations.

6.2

No Solicitations, Opportunity to Match, Etc.

(a)

On and after the date hereof, except as otherwise provided in this Agreement, the Company shall not, and shall cause each of the Company Subsidiaries not to, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of the Company or any Company Subsidiary:

(i)

solicit, initiate or encourage (including by way of furnishing information, other than as may be required under applicable Law, permitting any visit to any facilities or properties of the Company or any Company Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal;

(ii)

engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other by any other person to make or complete any Acquisition Proposal, provided that, for greater certainty, the Company may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors has so determined;

(iii)

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Lundin or Offeror, the approval or recommendation of the Board of Directors or any committee thereof of this Agreement or the Offer;

(iv)

approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

(v)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal,

provided, however, that nothing contained in this Section 6.2(a) or any other provision of this Agreement shall prevent the Board of Directors from, and the Board of Directors shall be permitted to engage in discussions or negotiations with, or provide information pursuant to Section 6.2(e) to, any person in response to an Acquisition Proposal made by any such person, if and only to the extent that it is a Superior Proposal.

(b)

The Company will immediately cease, and will instruct its financial advisors and other representatives and agents to cease, any existing solicitation, discussion or negotiation with any person (other than Lundin, Offeror or another Lundin Subsidiary), by or on behalf of the Company or any Company Subsidiary with respect to or which could lead to any potential Acquisition Proposal, whether or not initiated by the Company or any Company Subsidiaries or any of its or their officers, directors, employees, representatives or agents, and, in connection therewith, the Company will discontinue access to any data rooms (virtual or otherwise).

(c)

The Company shall not waive, release any person from, or fail to enforce on a timely basis any obligation under any confidentiality agreement or standstill agreement or amend any such agreement (except to allow such person to make an Acquisition Proposal to the Company) provided the foregoing shall not prevent the Company from considering and accepting any new Acquisition Proposal determined to be a Superior Proposal that may be made by such person provided the remaining provisions of this Agreement are complied with.  Within 15 business days from the date hereof, the Company shall request the return or destruction of all material non-public information provided to any third parties who have entered into a confidentiality agreement with the Company relating to any potential Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements.

(d)

From and after the date of this Agreement, the Company shall notify the Offeror promptly (but in no event later than 24 hours) after receipt by the Company of any Acquisition Proposal or any request for material non-public information relating to the Company or its Subsidiaries known by the Company to be in connection with any Acquisition Proposal or for access to the properties, books or records of the Company or any Subsidiary by any person or entity that may be considering making, or that has made, an Acquisition Proposal.  Such notice to the Offeror shall be made at first orally and then promptly in writing, and shall include a description of the terms and conditions of, and the identity of the person making such proposal, inquiry or contact and shall include a copy of any such proposal, inquiry or offer or any amendment to any of the foregoing and any other details, as the Offeror may reasonably request.  The Company shall keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will respond promptly to all reasonable inquiries by the Offeror with respect thereto.

(e)

If the Company receives a request for non-public information from a person who, on an unsolicited basis, proposes to the Company a bona fide Acquisition Proposal and the Company believes that such Acquisition Proposal constitutes a Superior Proposal, then, and only in such case, the Company may provide such person with access to information regarding the Company, subject to the execution of a confidentiality agreement which is in form and substance substantially the same as the confidentiality agreement between the Company and Lundin (which confidentiality agreement shall, for greater certainty, include a standstill covenant on customary terms with a duration of at least 12 months provided any such standstill shall not prohibit the party from making an Acquisition Proposal), provided however that the Company sends a copy of any such confidentiality agreement to Lundin promptly upon its execution and Lundin is provided with a list of or copies of the information provided to such person and is immediately provided with access to similar information to which such person was provided.

(f)

The Company shall ensure that its officers, directors, employees, representatives and agents, and the Company Subsidiaries and their officers, directors, employees, representatives and agents, are aware of the provisions of this Section 6.2 and the Company shall be responsible for any breach of this Section 6.2 by such officers, directors, employees, representatives or agents.

(g)

The Company shall not accept, approve or recommend, nor enter into any agreement (other than a confidentiality agreement contemplated by Section 6.2(e)) relating to, an Acquisition Proposal or withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Lundin or Offeror, the approval or recommendation of the Offer, unless:

(i)

the Acquisition Proposal constitutes a Superior Proposal;

(ii)

the Company has complied with Sections 6.2(a) through 6.2(h), inclusive;

(iii)

the Company has provided Lundin with notice in writing that there is a Superior Proposal, together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between the Company and the person making the Superior Proposal if not previously delivered and a written notice from the Board of Directors regarding the value in financial terms that the Board of Directors, has after consultation with its financial advisors, ascribed to any non-cash consideration offered under such Superior Proposal), at least five (5) Business Days prior to the date on which the Board of Directors proposes to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal;

(iv)

five (5) Business Days shall have elapsed from the date Lundin received the notice and documentation referred to in Section 6.2(g)(iii) from the Company in respect of the Superior Proposal and, if Lundin and Offeror have proposed to amend the terms of the Offer in accordance with Section 6.2(h), the Board of Directors (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by Lundin and Offeror;

(v)

the Company concurrently terminates this Agreement pursuant to Section 7.2(i); and

(vi)

the Company has previously, or concurrently will have, paid to Lundin or the Lundin Assignee the Termination Payment.

(h)

The Company acknowledges and agrees that, during the five (5) Business Day periods referred to in Section 6.2(g)(iii) and Section 6.2(g)(iv) or such longer period as the Company may approve for such purpose, Lundin and Offeror shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Offer and the Company shall negotiate in good faith with Lundin and Offeror to make such adjustments to the terms and conditions of this Agreement and the Offer as are required by Lundin and the Offeror to present an amended Offer.  The Board of Directors will review the proposal by Lundin and Offeror to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties and consistent with Section 6.2(a), whether Lundin and Offeror’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer and, in such event, will enter into an amendment or amendment to this Agreement reflecting the amendment of the terms of the Offer.

(i)

The Board of Directors shall promptly reaffirm its recommendation of the Offer by press release after: (x) any Acquisition Proposal (which the Board of Directors determines not to be a Superior Proposal) is publicly announced or made; or (y) the Board of Directors determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal not being a Superior Proposal, and Offeror has so amended the terms of the Offer.  Lundin and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.  Such press release shall state that the Board of Directors has determined that the Acquisition Proposal is not a Superior Proposal.

(j)

Nothing in this Agreement shall prevent the Board of Directors from responding through a directors’ circular or otherwise as required by Applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal by advising Shareholders not to accept such Acquisition Proposal.  Lundin and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such directors’ circular, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.

(k)

The Company acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 6.2.

6.3

Notification of Certain Matters

Each party shall give prompt notice to the others of: (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time; and (b) any failure of such party, or any officer, director, employee, representative or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

6.4

Investigation by Lundin

Upon reasonable notice, the Company agrees to provide Lundin and its representatives with reasonable access (without disruption to the conduct of the Company’s business) during normal business hours to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in its possession and control, including material contracts, and access to the personnel of the Company and the Company Subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of the Company and the Company Subsidiaries in order to allow Lundin to conduct such investigations as Lundin may consider necessary or advisable to confirm the accuracy of the Company’s representations and warranties herein, for strategic planning and integration, and for any other reasons reasonably relating to the Contemplated Transactions, and further agrees to assist Lundin in all reasonable ways in any such confirmatory due diligence investigations which Lundin may wish to conduct.  Nothing in the foregoing shall require the Company to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or to provide Lundin with access to any property where the Company is contractually or legally prohibited from doing so.  Any such investigation by Lundin and its advisors shall not mitigate, diminish or affect the representations and warranties of the other party contained in this Agreement or any document or certificate given pursuant hereto.

6.5

Officers’ and Directors’ Indemnification and Insurance

From and after the Effective Time, Lundin shall cause the Company (or its successor) (a) to indemnify the current and former directors and officers of the Company and the Company Subsidiaries to the fullest extent to which the Company is required to indemnify such officers and directors under its charter, by-laws and applicable Law for a minimum period of six years following the completion of the Offer, and (b) cause the Company or any successor to maintain (or replace with an equivalent) directors’ and officers’ insurance offering coverage not less advantageous to the directors and officers in effect on the date hereof, covering claims made prior to or within six years after the Expiry Time; alternatively, the Offeror may purchase as an extension to the Company’s current insurance policies, pre-paid non-cancellable run-off directors’ and officers’ liability insurance providing such coverage on terms comparable to those contained in the Company’s current insurance policies.  The provisions of this Section 6.5 are intended to be for the benefit of and will be enforceable by each insured and indemnified party, his or her heirs and legal representatives and shall survive the termination of this Agreement as a result of the occurrence of the Effective Time.

6.6

Shareholder Claims

The Company shall notify Lundin of any claim brought by (or threatened to be brought by) any present, former or purported holder of any securities of the Company in connection with the Contemplated Transactions prior to the Effective Time.  The Company shall consult with Lundin prior to settling any such claim prior to the Effective Time and shall not settle or compromise, or agree to settle or compromise any such claim prior to the Effective Time without the prior written consent of Lundin.

6.7

Required Securities Laws Approvals

Lundin and Offeror will promptly take such action, including obtaining any exemption orders, consents or approvals or filing any such documents, as may be required under Applicable Securities Laws to permit Offeror to make the Offer and perform Offeror’s other obligations hereunder, and the Company shall cooperate in good faith in connection with any such action by Lundin and Offeror.

6.8

Funds Available

The Offeror shall at the time of entering in to this Agreement and at the time of making the Offer have sufficient funds or financing available to make the Offer on the terms as contemplated hereby and to purchase all of the Common Shares and Warrants pursuant to the Offer and to pay all of its related fees and expenses.

6.9

Filings

The Offeror will deliver to the Company, as soon as they become available, true and complete copies of any documents or information required to be filed by the Offeror with any Government Entities in respect of the Offer subsequent to the date hereof.  As of their respective dates, such documents and information (excluding any information therein provided by the Company, as to which the Offeror makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all requirements of applicable Laws.

6.10

Litigation, etc.

There are no actions, suits or proceedings pending or, to the knowledge of each of Lundin or the Offeror, threatened directly or indirectly affecting Lundin or the Offeror at law or in equity or before or by any Government Entity, which action, suit or proceeding involves a reasonable possibility of any judgment against or liability of the Offeror which, if successful, would prevent or materially delay the ability of the Offeror to consummate the transactions contemplated by this Agreement or the Offer.  The Offeror is not subject, directly or indirectly, to any outstanding order, writ, injunction or decree that has had or is reasonably likely to prevent or materially delay the ability of the Offeror to consummate the transactions contemplated by this Agreement or the Offer.

ARTICLE 7
TERM, TERMINATION, AMENDMENT AND WAIVER

7.1

Term

This Agreement shall be effective from the date hereof until the earlier of the termination of this Agreement pursuant to Section 7.2 and the appointment or election to the Board of persons designated by the Offeror pursuant to Section 2.6, provided that Section 7.3 shall survive the termination of this Agreement.

7.2

Termination

This Agreement may be terminated at any time prior to the Effective Time:

(a)

by mutual written consent of Lundin, Offeror and the Company;

(b)

by the Company, if Offeror does not mail the Circular by the Latest Mailing Time;

(c)

by Lundin on or after the Latest Mailing Time, if any condition in Section 2.1(h) is not satisfied or waived by such date other than as a result of a default by Lundin or Offeror hereunder;

(d)

by Lundin if the Minimum Tender Condition or any other condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer (as such Expiry Time may be extended from time to time by Lundin or the Offeror in its sole discretion) and Offeror shall not elect to waive such condition;

(e)

by Lundin or the Company, if Offeror does not take up and pay for the Common Shares deposited under the Offer by a date that is 120 days following the date of the mailing of the Circular (the "Outside Date"), otherwise than as a result of the material breach by the terminating party of any material covenant or obligation under this Agreement or as a result of any representation or warranty made by such party in this Agreement being untrue or incorrect where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of such party; provided, however, that if Offeror’s take up and payment for Common Shares deposited under the Offer is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) Lundin not having obtained any waiver, consent or approval of any Governmental Entity that is necessary to permit Offeror to take up and pay for Common Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, this Agreement shall not be terminated by the Company pursuant to this Section 7.2(e) until the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained;

(f)

by Lundin, (i) if the Company is in default of a material covenant or obligation in Section 6.2, (ii) if the Company is in material default of any covenant or obligation under this Agreement other than in Section 6.2, (iii) if any representation or warranty made by the Company in this Agreement shall have been at the date hereof untrue or incorrect, or (iv) if any representation or warranty made by the Company in this Agreement shall have become untrue or incorrect at any time prior to the Expiry Time, but only if the representations and warranties where untrue or inaccurate under (iii) and (iv), individually or in the aggregate, would be reasonably be expected to have a Material Adverse Effect in respect of the Company, and, in the case of any of (ii), (iii) or (iv), such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 30 days from the date of written notice of such breach and the Expiry Time;

(g)

by the Company, if:

(i)

Lundin or Offeror is in material default of any covenant or obligation under this Agreement; or

(ii)

any representation or warranty of Lundin or Offeror under this Agreement is untrue or incorrect in any material respect at any time prior to the Expiry Time and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer; and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 30 days from the date of written notice of such breach and the Expiry Time;

(h)

by Lundin, if:

(i)

the Board of Directors fails to publicly recommend or reaffirm its approval of the Offer within five calendar days of any written request by Lundin (or, in the event that the Offer shall be scheduled to expire within such five calendar day period, prior to the scheduled expiry of the Offer),

(ii)

the Board of Directors withdraws, modifies, changes or qualifies its approval or recommendation of the Offer in any manner adverse to Lundin or Offeror; or

(iii)

the Board of Directors recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal; and

(i)

by the Company, if the Company proposes to enter into a definitive agreement with respect to a Superior Proposal or to withdraw, modify or qualify its recommendation (or propose to do so) of the Offer in compliance with the provisions of Section 6.2(g), provided that prior to or concurrently with the entering into of that definitive agreement or the change of such recommendation, the Company shall have paid to Lundin or the Lundin Assignee the applicable Termination Payment and further provided that the Company has not breached any of its covenants, agreements or obligations in this Agreement.

7.3

Termination Payment

(a)

Lundin shall be entitled to a cash termination payment (the "Termination Payment") in an amount equal to $25,000,000, upon the occurrence of any of the following events (each a "Termination Payment Event"), which shall be paid by the Company within the time specified in respect of each such Termination Payment Event:

(i)

this Agreement is terminated pursuant to Sections 7.2(f)(i) and 7.2(h), in which case the Termination Payment shall be paid to Lundin or the Lundin Assignee no later than 1:00 p.m. (Toronto time) on the fifth Business Day after the day on which this Agreement is so terminated;

(ii)

this Agreement is terminated pursuant to Section 7.2(i), in which case the Termination Payment shall be paid to Lundin or the Lundin Assignee prior to or concurrently with the entering into of the definitive agreement referred to therein;

(iii)

(A) prior to the termination of this Agreement a Competing Proposal is publicly announced or otherwise made; and (B) a Competing Proposal is consummated during the period commencing on the date hereof and ending 12 months following the termination of this Agreement, or the Board of Directors approves or recommends a Competing Proposal during such 12 month period and such Competing Proposal is subsequently consummated at any time thereafter, or the Company enters into a definitive agreement with respect to a Competing Proposal during such 12 month period and such Competing Proposal is subsequently consummated at any time thereafter, in which case the Termination Payment shall be paid to Lundin or the Lundin Assignee no later than 1:00 p.m. (Toronto time) on the fifth Business Day after the day on which Competing Proposal is consummated;

provided, in each case, that Lundin and Offeror are not in default in the performance of their obligations under this Agreement in any material respect.

(b)

Upon written notice to the Company, Lundin may assign its right to receive the Termination Payment to any Lundin Subsidiary (the "Lundin Assignee").

(c)

The Termination Payment shall be paid by the Company to Lundin or the Lundin Assignee by wire transfer in immediately available funds to an account specified by Offeror.  For greater certainty, the obligations of the Company under this Section 7.3 shall survive the termination of this Agreement, regardless of the circumstances thereof.

(d)

The Company acknowledges that the amount set out in Section 7.3 in respect of the Termination Payment represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Lundin and Offeror will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty.  The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(e)

For greater certainty, the Company shall not be obligated to make more than one payment under Section 7.3 if one or more of the events specified therein occurs.

7.4

Effect of Termination

For greater certainty, the parties agree that the Termination Payment to be received pursuant to Section 7.3 is the sole remedy in compensation or damages of the party receiving such Termination Payment with respect to the event or events giving rise to the termination of this Agreement and the resulting Termination Payment Event; provided, however, that nothing contained in this Section 7.4, and no payment of any Termination Payment, shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement (including the Schedules hereto).  Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.5

Amendment

This Agreement may not be amended except by an instrument signed by each of the parties hereto.

7.6

Waiver

At any time prior to the termination of this Agreement pursuant to Section 7.1, any party hereto may:  (a) extend the time for the performance of any of the obligations or other acts of any other party hereto; or (b) waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

ARTICLE 8
GENERAL PROVISIONS

8.1

Advisors

Lundin, Offeror and the Company represent and warrant to each other that, with the exception of Haywood Securities Inc. and its affiliates, for whose fees and expenses Offeror shall be solely liable, and BMO Capital Markets and its affiliates, for whose fees and expenses the Company shall be solely liable, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer or any similar transaction based upon arrangements made by or on behalf of Offeror or the Company, as the case may be.

8.2

Public Statements

Except as required by applicable Law or requirements of the TSX and AMEX, none of Lundin, Offeror or the Company shall make any public announcement or statement with respect to the Offer or this Agreement without the approval of the other parties, such approval not to be unreasonably withheld or delayed, except to the extent necessary to comply with Law or applicable stock exchange requirements.  Moreover, in any event, each party agrees to give prior notice to the other of any public announcement relating to the Offer or this Agreement and agrees to consult with each other prior to issuing each such public announcement.  Each of Lundin and the Company agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement and, in the case of Lundin, its intention to make the Offer through Offeror, which press release shall, in each case, be satisfactory in form and substance to the other party, acting reasonably.

8.3

Confidentiality

All information of a confidential nature relating to a party or its business that is disclosed to the other party in accordance with this Agreement or in connection with the Offer and the transactions contemplated herein shall be held in confidence by the receiving party and shall not be disclosed to any person or the public except with the prior written consent of the disclosing party, acting reasonably.  Such consent shall not apply to the disclosure of confidential information as required by applicable Law, provided that (a) only the confidential information that is legally required may be disclosed, (b) the party making such disclosure as required by applicable Law shall consult with the party who disclosed the confidential information in accordance with this Agreement or in connection with the Offer and the transactions contemplated herein and cooperate with such party who disclosed the confidential information to obtain a protective order or other remedy.

8.4

Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein.  Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, if not the next succeeding business day) unless actually received after 4:30 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.

The address for service for each of the parties hereto shall be as follows:

(a)

if to the Company:

Rio Narcea Gold Mines Ltd.
Secundino Roces Riera, 3-2
Centro de EmpresaAsipo I, Parque Empresarial de
Asipo
Cayes-Llanera, Asturias, NA
33482

Attention:

President and Chief Executive Officer
Fax:

34 985733300

with a copy (which shall not itself constitute notice) to:

Fraser Milner Casgrain LLP
Suite 3900
1 First Canadian Place
100 King Street West
Toronto, ON  M5X 1B2

Attention:

John W. Sabine
Fax:

416-863-4592

(b)

if to Lundin or Offeror:

Lundin Mining Corporation
2101 – 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention:

Colin K. Benner
Fax:

604-689-4250

with a copy (which shall not itself constitute notice) to:

McCullough O’Connor Irwin LLP
1100 – 888 Dunsmuir Street
Vancouver, British Columbia
V6C 3K4

Attention:

Kevin Hisko
Fax:

604-687-7099

8.5

Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Agreement.

8.6

Contra Proferentum

The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

8.7

No Third Party Beneficiaries

This Agreement is not intended to confer any rights or remedies on any person other than the parties, and other than any Lundin Assignee.

8.8

Entire Agreement, Assignment and Governing Law

This Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

This Agreement:  shall not be assigned by operation of Law or otherwise other than as expressly permitted by this Agreement; and (b) shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

8.9

Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

LUNDIN MINING CORPORATION
by	"Colin K. Benner"
Name: Colin K. Benner
Title: Vice Chair and Director

0766284 B.C. LTD.
by	"Kevin Hisko"
Name: Kevin Hisko
Title: Director

RIO NARCEA GOLD MINES, LTD.
by	"Chris I. von Christierson"
Name: Chris I. von Christierson
Title: Chairman and Chief Executive Officer

 SCHEDULE A

CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Agreement to which this schedule is attached, Offeror shall have the right to withdraw the Offer and not take up and pay for or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares or Warrants deposited under the Offer unless all of the following conditions are satisfied or waived by Offeror at or prior to the Expiry Time:

(a)

there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Common Shares which constitutes in each case at least 66⅔% of the Common Shares calculated on a fully-diluted basis (the "Minimum Tender Condition");

(b)

all requisite government and regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other Securities Authorities) that are, as determined by Offeror, acting reasonably, necessary or advisable to complete the Offer, or any Contemplated Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Offeror, acting reasonably;

(c)

this Agreement shall not have been terminated by the Company or by Lundin in accordance with its terms;

(d)

Offeror shall have determined, acting reasonably, that: (i) no act, action, suit or proceeding shall have been taken or threatened in writing before or by any Governmental Entity or by an elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) whether or not having the force of Law; and (ii) no Law, regulation or policy shall exist or have been proposed, enacted, entered, promulgated or applied, in either case:

(A)

to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to Offeror of the Common Shares, the right of Offeror to own or exercise full rights of ownership of the Common Shares;

(B)

which, if the Offer (or any Contemplated Transaction) were consummated, would reasonably be expected to have a Material Adverse Effect in respect of the Company or Lundin;

2

(C)

which would materially and adversely affect the ability of Offeror to proceed with the Offer (or any Contemplated Transaction) and/or take up and pay for any Common Shares deposited under the Offer;

(e)

Offeror shall have determined, acting reasonably, that there shall not exist any prohibition at Law against Offeror making or maintaining the Offer or taking up and paying for any Common Shares deposited under the Offer or completing a Contemplated Transaction;

(f)

Offeror shall have determined, acting reasonably, that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally or to Lundin or Offeror in writing on or before the execution and delivery of this Agreement) any change (or any condition, event or development involving a prospective change) in the business, properties, assets, liabilities (including contingent liabilities that may arise through outstanding, pending or threatened litigation), capitalization, condition (financial or otherwise), operations, results of operations, prospects, claims, rights or privileges (whether contractual or otherwise) of the Company or any of the Company Subsidiaries which, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect in respect of the Company;

(g)

the representations and warranties made by the Company in this Agreement shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representations and warranties, except where such inaccuracies in the representations and warranties individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of the Company or materially and adversely affect the ability of Offeror to effect any Contemplated Transaction or, if the Contemplated Transactions were consummated, would not reasonably be expected to have a Material Adverse Effect in respect of the Company or Lundin;

(h)

Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada, or elsewhere, which the Offeror shall have determined in its reasonable judgment constitutes a Material Adverse Effect with respect to the Company;

3

(i)

Offeror shall have determined, acting reasonably, that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve, the financial, banking or capital markets generally;

The foregoing conditions are for the exclusive benefit of Offeror and may be asserted by Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by Offeror.  Subject to the provisions of the Agreement to which this Schedule is attached, Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which Offeror may have.  The failure by Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

 SCHEDULE B

REPRESENTATIONS AND WARRANTIES OF LUNDIN AND OFFEROR

1.

Organization

Lundin is a corporation duly registered under the Laws of Canada.  Offeror is a corporation duly organized under the Laws of British Columbia.  Each of Lundin and Offeror is validly existing and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as currently owned and conducted.

2.

Authority and No Violation

(a)

Each of Lundin and Offeror has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by Lundin and Offeror and the consummation by Offeror of the Offer have been duly authorized by their respective boards of directors and no other corporate proceedings on their parts are necessary to authorize this Agreement or the Offer.  This Agreement has been duly executed and delivered by each of Lundin and Offeror and constitutes a legal, valid and binding obligation of each of Lundin and Offeror, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

(b)

The authorization of this Agreement, the execution and delivery by Lundin and Offeror of this Agreement and the performance by them of their respective obligations under this Agreement, and the consummation of the Contemplated Transaction, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of:

(i)

the constating documents of Lundin and Offeror;

(ii)

any applicable Laws, except to the extent that the violation or breach of, under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to reasonably be expected to materially adversely affect the ability of Lundin or Offeror to perform their respective obligations under this Agreement;

(iii)

any note, bond, mortgage, indenture, contract, licence, permit or government grant to which Lundin or Offeror is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to materially adversely affect the ability of Lundin or Offeror to perform their respective obligations under this Agreement; or

(iv)

any judgment, decree, order or award of any Governmental Entity or arbitrator.

2

(c)

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Lundin or Offeror in connection with consummation of the transactions contemplated by the Offer and this Agreement other than those which are contemplated by the Offer and this Agreement, except for such consents, approvals, orders or authorizations, or declarations or filings, as to which the failure to obtain or make would not, individually or the in aggregate, prevent or materially delay the consummation of the Contemplated Transaction.

3.

Financing Arrangements

Lundin and Offeror have made adequate arrangements to ensure that the required funds are available to effect payment in full of the consideration for all of the Common Shares and Warrants acquired pursuant to the Offer.

 SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.

Organization

(a)

The Company and each Company Subsidiary has been duly incorporated or formed under all applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted.  All of the Company Subsidiaries and the Company’s percentage of ownership of such the Company Subsidiaries are as set out in the Disclosure Letter.  There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any person the right to acquire any such shares or other ownership interests in any of the Company Subsidiaries.  Except as disclosed in the Disclosure Letter, the Company does not hold any equity interest, or right to acquire an equity interest, in any person, other than its interests in the Company Subsidiaries.

(b)

The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company.

2.

Capitalization

(a)

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares, issuable in series.  As at the date of this Agreement, 165,251,678 Common Shares and no preference shares of any series are issued and outstanding.  As at the date of this Agreement there are outstanding 7,740,035 Options to acquire an aggregate of up to 7,740,035 Common Shares outstanding and 22,075,000 Warrants exercisable for 22,075,000 Common Shares.  The Company has provided to Offeror (i) a true and complete list setting out the name of each holder of an Option, the number of Options held by such person and the exercise price, date of grant, vesting schedule and expiry date of each such Option, and (ii) a true and complete list setting out the name of each holder of a Warrant and the number of Warrants held by such person.  Except for the Options and Warrants referred to above in this Section, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company or any Company Subsidiary to issue or sell any shares of the Company or any Company Subsidiary or securities or obligations of any kind convertible into or exchangeable for any shares of the Company or any Company Subsidiary.  All outstanding Common Shares and the Common Shares to be issued on exercise of the Options and Warrants have been duly authorized.  The outstanding Common Shares are, and the Common Shares to be issued on exercise of the Options and Warrants will be when issued, validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.  True and complete copies of the instruments that govern the rights of all holders of Warrants in respect thereof have been provided to Lundin by the Company.

2

(b)

Without limiting the generality of Section 2(a) of this Schedule C, the Company does not have a shareholder rights plan or agreement providing therefor, nor has it authorized or approved any such plan or agreement.

(c)

There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any Company Subsidiary having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Common Shares on any matter.  There are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any outstanding Common Shares or with respect to the voting or disposition of any outstanding securities of the Company or any Company Subsidiary.  Except as disclosed in the Disclosure Letter, no holder of securities issued by the Company or any Company Subsidiary has any right to compel the Company to register or otherwise qualify securities for public sale in Canada, the United States or elsewhere.

3.

Authority and No Violation

(a)

The Company has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Offer have been duly authorized by the Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Offer, other than with respect to the Directors’ Circular and other matters relating solely thereto.  This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

(b)

The authorization of this Agreement, the execution and delivery by the Company of this Agreement and the performance by it of its obligations under this Agreement, and the consummation of the Offer, will not:

(i)

result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of:

(A)

its or any Company Subsidiary’s notice of articles, articles or other charter documents or the agreements covering any of the Company’s material joint ventures;

(B)

any applicable Laws, except to the extent that the violation or breach of, under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company;

3

(C)

any note, bond, mortgage, indenture, contract, licence, permit or, government grant to which the Company or any Company Subsidiary or the Company material joint venture is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company; or

(D)

any judgment, decree, order or award of any Governmental Entity or arbitrator;

(ii)

give rise to any right of termination, acceleration or cancellation of indebtedness of the Company or any Company Subsidiary or the Company’s material joint ventures, or cause any such indebtedness to come due before its stated maturity;

(iii)

give rise to any rights of first refusal or trigger any change in control provisions or any restriction or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or permit, or result in the imposition of any encumbrance, charge or lien upon any of the Company’s assets or the assets of any Company Subsidiaries or the Company’s material joint ventures, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company; or

(iv)

result in the imposition of any Encumbrance or Encumbrances upon any assets of the Company or any Company Subsidiary or the Company material joint venture, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company.

(c)

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Company in connection with consummation of the transactions contemplated by the Offer and this Agreement other than those which are contemplated by the Offer and this Agreement, except for such consents, approvals, orders or authorizations, or declarations or filings, as to which the failure to obtain or make would not, individually or the in aggregate, prevent or materially delay the consummation of the transactions contemplated by the Offer and this Agreement.

4.

Public Filings

The Company has filed all documents or information required to be filed by it under Applicable Securities Laws or with the TSX and AMEX since December 31, 2006.  All documents filed by the Company under Applicable Securities Laws since December 31, 2006 (the "Company Public Documents"), as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable Securities Authorities.  All of the Company Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of Applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities.  The Company has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential.

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5.

Mineral Reserves and Resources

The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Company Public Documents since December 31, 2006 have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all applicable Laws.  There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of the Company and the Company Subsidiaries, taken as a whole, from the amounts disclosed in the Company Public Documents since December 31, 2006.

6.

Financial Statements

The audited consolidated financial statements of the Company (including any related notes thereto) for the fiscal year ended December 31, 2006 have been prepared in accordance with Canadian GAAP and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Company and the Company Subsidiaries on a consolidated basis as at December 31, 2006, and for the periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto).

7.

Liabilities and Indebtedness

Except as disclosed in the Disclosure Letter, neither the Company nor any of the Company Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), or any obligation to issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other person.

8.

No Brokers

Except for the fee to be paid to BMO Capital Markets pursuant to its engagement letter with the Company, a true and complete copy of which has been delivered to Offeror, the Company has not agreed to pay any brokerage fees, finder’s fees, financial advisory fees, agent’s commissions or other similar forms of compensation in connection with the Offer or any similar transaction.

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9.

Books and Records

The financial books, records and accounts of the Company and each of the Company Subsidiaries, in all material respects:

(a)

have been maintained in accordance with accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years;

(b)

are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Company and the Company Subsidiaries; and

(c)

accurately and fairly reflect the basis for the Company financial statements.  The Company and the Company Subsidiaries’ corporate minute books contain minutes of all meetings and resolutions of the directors and securityholders held.

10.

Absence of Certain Changes or Events

Since December 31, 2006, except as disclosed in the Company Public Documents filed on or before the date hereof, and other than for the purposes of the transactions contemplated herein:

(a)

the Company and each of the Company Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice;

(b)

there has not occurred one or more changes, events or occurrences which would, individually or in the aggregate, be reasonably likely to result in a Material Adverse Effect in respect of the Company;

(c)

neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of the Company;

(d)

there has not been any incurrence, assumption or guarantee by the Company or any Company Subsidiary of any debt for borrowed money, any creation or assumption by the Company or any Company Subsidiary of any Encumbrance, or any making by the Company or any Company Subsidiary of any loan, advance or capital contribution to or investment in any other Person; and

(e)

the Company has not effected any change in its accounting methods, principles or practices.

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11.

No Default

Except as disclosed in the Company Public Documents filed on or before the date hereof, neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any other party thereto, is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or would trigger a right of termination under: (A) any note, bond, mortgage, indenture or other instrument evidencing any indebtedness to which the Company or any Company Subsidiary is a party; or (B) any other contract, agreement, lease, licence, permit, franchise or other instrument or obligation, which would individually or in the aggregate, be reasonably expected to have a Material Adverse Effect in respect of the Company.

12.

Litigation

(a)

Except as disclosed in the Company Public Documents filed on or before the date hereof, there is no claim, action, proceeding or investigation that has been commenced or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary or affecting any of its property or assets before any Governmental Entity which, if determined adversely to the Company or the Company Subsidiary, as the case may be, would, individually or in the aggregate:

(i)

reasonably be expected to have a Material Adverse Effect in respect of the Company, nor is the Company aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success, or

(ii)

reasonably be expected to prevent or materially delay the consummation of the Contemplated Transactions.

(b)

Except as disclosed in the Company Public Documents filed on or before the date hereof, neither the Company nor any of the Company Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect in respect of the Company.

13.

Employment Matters

Except as set forth in the Disclosure Letter:

(a)

No person is a party to or a participant in any agreement, arrangement, plan, obligation or understanding providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any director, officer or employee of the Company or any Company Subsidiary following a change of control of the Company and there are no written or oral agreements, arrangements, plans, obligations or understandings providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any director, officer or employee of the Company or any Company Subsidiary following a change of control of the Company.

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(b)

The Company has not declared or paid, or committed to declare or pay, any amount to any person in respect of a performance or incentive or other bonus in respect of all or any part of the 2007 calendar year or in connection with the completion of the transactions contemplated by the Offer and this Agreement.

(c)

Neither the Company nor any Company Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any other claim, actual or threatened, or any litigation, actual or threatened, relating to its employees or independent contractors (including any termination of such persons) other than those claims or such litigation as would individually or in the aggregate not have a Material Adverse Effect in respect of the Company.

(d)

Neither the Company nor any Company Subsidiary has any Pension Plan.

14.

Tax Matters

Except in each case as would not individually or in the aggregate have a Material Adverse Effect on the Company or as otherwise described in the Disclosure Letter:

(a)

The Company and each of the Company Subsidiaries has duly and in a timely manner filed all tax returns required to be filed by it and all such returns are correct and complete in all respects and fully disclose the income and expenses as required or permitted by applicable Law.  The Company and each of the Company Subsidiaries has paid all Taxes, including instalments, which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable by it on or before the date hereof, other than those which are being contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of the Company.  Except as disclosed in the Company Public Documents filed on or before the date hereof, there are no actions, suits, proceedings, investigations or claims outstanding, pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries in respect of Taxes, governmental charges or assessments or any matters under discussion with any Governmental Entity relating to Taxes, governmental charges or assessments asserted by any such authority which are reasonably likely to have a Material Adverse Effect in respect of the Company.

(b)

The Company and each Company Subsidiary has withheld from each payment made to all of its current and former officers, directors and employees, and from each other payment of any nature made to any Person, the amount of all Taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the applicable Governmental Entity within the time required under applicable Law.

15.

Insurance

The Company and each of the Company Subsidiaries maintains or causes to be maintained insurance of the types and in amounts customary and usual for persons engaged in a business similar to that carried out by the Company and the Company Subsidiaries.

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16.

Material Contracts

Except as set forth in the Disclosure Letter, there is no contract to which the Company or a Company Subsidiary is a party or by which any of them or their respective properties or assets are bound that (a) if terminated, would reasonably be expected to have a Material Adverse Effect in respect of the Company; (b) is a contract or group of related contracts that involves payment to or by the Company or a Company Subsidiary of more than $1,000,000 per annum (other than contracts with suppliers and customers entered into in the ordinary course of business); (c) is a contract that contains any non-competition obligations or otherwise restricts in any material way the business of the Company or any Company Subsidiary; (d) is a contract pursuant to which the Company or Company Subsidiary provides an indemnification to any other person (other than the Company or Company Subsidiary), other than contracts with suppliers, distributors, sales representatives and customers entered into in the ordinary course of business (the contracts described in items (a) to (d) collectively, the "Material Contracts").  All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Company or any Company Subsidiary in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arm’s length negotiations between the parties thereto.  The Company and each Company Subsidiary has performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and are not, and are not to the knowledge of the Company alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder.

17.

Related Party Transactions

Neither the Company nor any of the Company Subsidiaries is indebted to any director, officer, employee or agent of the Company or any of the Company Subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses).  Except as disclosed in the Company Public Documents filed on or before the date hereof, no director, officer, employee or agent of the Company or any of the Company Subsidiaries is a party to any loan, contract, arrangement or understanding or other transactions with the Company or any of the Company Subsidiaries required to be disclosed pursuant to Applicable Securities Laws.

18.

Real Property and Mining Rights

(a)

With respect to the Company’s real property and Mining Rights and applying customary standards in the Canadian mining industry, except for any matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect in respect of the Company:

(i)

the Company is the legal and/or beneficial owner of all right, title and interest in and to such property, interests and rights described in the Company Public Documents filed on or before the date hereof, free and clear of any Encumbrances except as disclosed in the Company Public Documents filed on or before the date hereof;

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(ii)

such interests and rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims;

(iii)

such property, interests and rights are in good standing under applicable Law, all assessment work required to be performed and filed has been performed and filed, all taxes and other payments have been paid and all filings have been made;

(iv)

except as disclosed in the Company Public Documents filed on or before the date hereof:

(A)

there is no adverse claim against or challenge to the title to or ownership of such property, interests and rights;

(B)

the Company has the exclusive right to deal with such property, interests and rights;

(C)

no other person has any interest in such property, interests and rights or the production therefrom or any right to acquire any such interest; and

(D)

there are no back-in rights, earn-in rights, rights of first refusal or similar provisions which would affect the Company’s interest in such property, interests and rights;

(v)

the Company has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of the Company in any of such property, interests and rights;

(vi)

there are no outstanding orders or directions relating to environmental matters requiring any work, repairs, construction or expenditure with respect to any of such property, interests and rights on the conduct of operation related thereto; and

(vii)

the Company has all undersurface and surface rights that are required to exploit the development potential of its real property and mineral interests as contemplated in the Company Public Documents and no third party (other than any Governmental Entity) holds any such rights that would, according to any feasibility or prefeasibility study that the Company has in its possession, be required by the Company to develop the real property and mineral interests as contemplated in the Company Public Documents.

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19.

Material Permits, etc.

The Company and each Company Subsidiary possess all Authorizations necessary to properly conduct their respective businesses.  As of the date hereof, the Material Permits descried in the Disclosure Letter are the only Material Permits of the Company and each Company Subsidiary, as applicable.  Each Material Permit is (i) in full force and effect; and (ii) not subject to any dispute.  No event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any Material Permit.

20.

Environmental

Except for any matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect in respect of the Company:

(i)

all facilities and operations of the Company and the Company Subsidiaries have been conducted, and are now, in compliance with all environmental Laws;

(ii)

the Company and the Company Subsidiaries are in possession of, and in compliance with, all environmental approvals, consents, waivers, permits, orders and exemptions required to own, lease and operate its real property and mineral interests and rights and to conduct its business as it is now being conducted;

(iii)

no environmental, reclamation or closure obligation or work orders or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of the Company and the Company Subsidiaries and, to the knowledge of the Company, there is no basis for any such obligations or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)

to the knowledge of the Company, there are no actual changes in the status, terms or conditions of any environmental approvals, consents, waivers, permits, orders and exemptions held by the Company or any Company Subsidiary or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of the Company or any Company Subsidiary following the Expiry Time;

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(v)

the Company and the Company Subsidiaries have made available to Lundin all material audits, assessments, investigation reports, regulatory correspondence and similar information with respect to environmental matters; and

(vi)

the Company and the Company Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in any liability under any environmental Laws to the Company’s knowledge.

21.

Disclosure Controls and Procedures

The Company has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company under Applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Applicable Securities Laws.  Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the Company Public Documents is accumulated and communicated to the management of the Company, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

22.

Internal Control Over Financial Reporting

The Company maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Company and the Company Subsidiaries are being made only in accordance with authorizations of management and directors of the Company and the Company Subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or the Company Subsidiaries that could have a material effect on its financial statements.  To the knowledge of the Company, prior to the date of this Agreement: (A) there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of the Company that are reasonably likely to adversely affect the ability of Lundin or Offeror to record, process, summarize and report financial information, and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.  Since December 31, 2006, the Company has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of the Company regarding questionable accounting or auditing matters.

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23.

Reporting Issuer Status

As at the date hereof the Company is a reporting issuer not in default under the securities laws of all of the Provinces of Canada.

24.

United States Securities Laws

(a)

the Company is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(b)

the Company is a "foreign private issuer" (as such term is defined in Rule 3b-1 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")).

(c)

Persons holding not more than 40% of the Common Shares are U.S. holders for purposes of Rule 14d-1(b) under the Exchange Act.